As filed with the Securities and Exchange Commission on March 21, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

HUMAN GENOME SCIENCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-3178468
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

14200 Shady Grove Road
Rockville, Maryland 20850-7464
(301) 309-8504
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H. Thomas Watkins
Chief Executive Officer
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, Maryland 20850-7464
(301) 309-8504
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
R.W. Smith, Jr., Esquire
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount To Be	Offering Price Per	Aggregate	Amount of
To Be Registered	Registered(1)	Share(1)	Offering Price(2)(3)	Registration Fee(6)

Common Stock, par value $0.01 per share(3)(4)
Preferred Stock, par value $0.01 per share(3)
Debt Securities(3)
Warrants(3)(5)
Total			$400,000,000	$40,587

(1)	Not applicable pursuant to Form S-3 General Instruction II(D).
(2)	These figures are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457(o). If any debt securities are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price equal to the amount to be registered. If any debt securities are issued with a principal amount denominated in a foreign currency or composite currency, such principal amount as shall result in an aggregate initial offering price equivalent thereto in U.S. dollars at the time of initial offering.
(3)	In addition to the securities issued directly under this registration statement, we are registering an indeterminate number of shares of common stock and preferred stock as may be issued upon conversion or exchange of the securities issued directly under this registration statement. No separate consideration will be received for any shares of common stock or preferred stock so issued upon conversion or exchange.
(4)	We will issue one right to purchase one share of our junior participating preferred stock as a dividend on each share of our common stock being registered. The rights initially are attached to and trade with the shares of our common stock being registered. Value attributable to these rights, if any, is reflected in the market price of our common stock.
(5)	Includes warrants to purchase common stock, warrants to purchase preferred stock and warrants to purchase debt securities.
(6)	Pursuant to Rule 457(p), the registration fee of $47,080 has been offset by $6,493.37, based upon the portion of the filing fee associated with the unsold securities registered pursuant to the Registration Statement on Form S-3, Registration No. 333-45272, filed by Human Genome Sciences, Inc. on September 6, 2000.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 21, 2005
$400,000,000
Human Genome Sciences, Inc.
Common Stock
Preferred Stock
Debt Securities
Warrants to Purchase Common Stock,
Preferred Stock or Debt Securities

        We will provide the specific terms for each of these securities in supplements to this prospectus. You should read carefully this prospectus and any supplement before you invest.
      Our common stock is listed on the Nasdaq National Market under the symbol “HGSI.”

      Investing in our securities involves risk. See “Risk Factors” beginning on page 2.
      This prospectus may not be used to complete sales of securities unless it is accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

-i-

SUMMARY
      This summary highlights information about Human Genome Sciences, Inc. Because this is a summary, it may not contain all the information you should consider before investing in our securities. You should carefully read this entire prospectus, including the information set forth under “Risk Factors,” and the documents incorporated by reference in this prospectus.
Human Genome Sciences, Inc.
      Human Genome Sciences is a biopharmaceutical company with a pipeline of novel protein and antibody drugs directed toward large markets that have significant unmet medical need. Our goal is to build a global biopharmaceutical company that discovers, develops, manufactures and markets gene-based protein and antibody drugs to treat and cure disease.
      We are conducting clinical trials with a number of our products. Our current focus is to advance clinical trials in two main therapeutic areas: immunology/infectious disease and oncology. Additional products are in clinical development by companies with which we are collaborating.
      We have developed and continue to enhance the resources necessary to achieve our goal of becoming a fully integrated global biopharmaceutical company, including:

•	A drug development organization with the expertise necessary to design and implement well focused, high quality clinical trials of multiple compounds;

•	Manufacturing capability for the production of protein and antibody drugs for preclinical studies, clinical trials, and the initial commercialization of our products;

•	A scientific and discovery base, including expertise in the discovery of novel protein and antibody drugs, as well as genomics, proteomics and informatics capabilities;

•	Protein formulation technology, including the albumin fusion technology we use to create long-acting protein drugs;

•	A significant patent estate;

•	A skilled and experienced management team and board of directors;

•	Employees who are creative, well trained, hard-working and capable; and

•	A strong balance sheet.
      We have expanded our manufacturing facilities to allow us to produce larger quantities of protein and antibody drugs for clinical development. We are also in the final construction phase of a large-scale manufacturing facility to increase our capacity for protein and antibody drug production. We are strengthening our commercial operations staff, and our intent is to add marketing and sales staff as needed as our products approach commercialization.
      We have strategic partnerships with a number of leading pharmaceutical and biotechnology companies to leverage our strengths and to gain access to complementary technologies and sales and marketing infrastructure. Some of these partnerships provide us, and have provided us, with research funding, licensing fees, milestone payments and royalty payments as products are developed and commercialized. In some cases, we also are entitled to certain co-promotion, co-development, revenue sharing and other product rights.
      We are a Delaware corporation headquartered at 14200 Shady Grove Road, Rockville, Maryland 20850-7464. Our telephone number is (301) 309-8504. Our website is www.hgsi.com. Information contained on our website is not a part of, and is not incorporated into, this annual report on Form 10-K. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing.

RISK FACTORS
      You should carefully consider the following risk factors and the other information in this prospectus and the documents incorporated by reference herein before investing in our securities.

Because our business strategy is still largely untested, we cannot be certain that we will be able to commercialize any of our products or to what extent we will generate revenue.
      We are not certain that we can implement our business strategy successfully because all of our products are still in the development stage. We initially set out to find as many genes as possible and are now using that information to develop medical and pharmacological products. We used automated high-speed technology to:

•	rapidly identify the function of, and obtain proprietary rights to, a substantial number of genes; and

•	select genes with the greatest potential for the treatment and diagnosis of human disease.
      Nobody has tested our strategy. Other companies first target particular diseases and try to find cures for them through gene-based therapies. If our strategy does not result in the development of products that we can sell profitably, we will be unable to generate revenue.

If we are unable to commercialize products, we may not be able to recover our investment in our product development and manufacturing efforts.
      We invested significant time and resources to isolate and study genes and determine their functions. We now devote most of our resources to developing proteins and antibodies for the treatment of human disease. We are also devoting substantial resources to the establishment of our own manufacturing capabilities, both to support clinical testing and eventual commercialization. We have made and are continuing to make substantial expenditures. Before we can commercialize a product, we must rigorously test the product in the laboratory and complete extensive human studies. We cannot assure you that expenses for testing and study will yield profitable products or even products approved for marketing by the FDA. We will incur substantial additional costs to continue these activities. If we are not successful in commercializing products, we may be unable to recover the large investment we have made in research, development and manufacturing facilities.

Because our product development efforts depend on new and rapidly-evolving technologies, we cannot be certain that our efforts will be successful.
      To date, companies have developed and commercialized relatively few gene-based products. Our work depends on new, rapidly evolving technologies and on the marketability and profitability of innovative products. Commercialization involves risks of failure inherent in the development of products based on innovative technologies and the risks associated with drug development generally. These risks include the possibility that:

•	these technologies or any or all of the products based on these technologies will be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;

•	the products, if safe and effective, will be difficult to manufacture on a large-scale or uneconomical to market;

•	proprietary rights of third parties will prevent us or our collaborators from exploiting technologies or marketing products; and

•	third parties will market superior or equivalent products.

Because we are currently a mid-stage development company, we cannot be certain that we can develop our business or achieve profitability.
      We expect to continue to incur increasing losses and we cannot assure you that we will ever become profitable. We are in the mid-stage of development, and it will be a number of years, if ever, before we are likely to receive revenue from product sales or royalty payments. We will continue to incur substantial expenses relating to research and development efforts and human studies. The development of our products requires significant further research, development, testing and regulatory approvals. We may not be able to develop products that will be commercially successful or that will generate revenue in excess of the cost of development.

We are continually evaluating our business strategy, and may modify this strategy in light of developments in our business and other factors.
      In the past, we have redirected the focus of our business from the discovery of genes to the development of medically useful products based on those genes. We continue to evaluate our business strategy and, as a result, may modify this strategy in the future. In this regard, we may, from time to time, focus our product development efforts on different products or may delay or halt the development of various products. In addition, as a result of changes in our strategy, we may also change or refocus our existing drug discovery, development, commercialization and manufacturing activities. This could require changes in our facilities and personnel and the restructuring of various financial arrangements. We cannot assure you that changes will occur or that any changes that we implement will be successful.
      During the first quarter of 2004, we announced plans to sharpen our focus on our most promising drug candidates. We have reduced the number of drugs in early development and are focusing our resources on the drugs that address the greatest unmet medical needs with substantial growth potential. In order to reduce significantly our expenses, and thus enable us to dedicate more resources to the most promising drugs, we have reduced staff, are streamlining operations and are consolidating facilities.

Because we have limited resources for discovering and developing new early stage pre-clinical products, we may be unsuccessful in our efforts to do so.
      Our ability to discover and develop new early stage pre-clinical products will depend on our internal research capability. Our internal research capability was substantially reduced as a result of our first quarter of 2004 restructuring. Although we continue to conduct discovery and development efforts on early stage products, our limited resources for discovering and developing early stage pre-clinical products may not be sufficient to discover new pre-clinical drug candidates.
PRODUCT DEVELOPMENT RISKS

Because we have limited experience in developing and commercializing products, we may be unsuccessful in our efforts to do so.
      Our ability to develop and commercialize products based on proteins, antibodies and other compounds will depend on our ability to:

•	develop products internally;

•	complete laboratory testing and human studies;

•	obtain and maintain necessary intellectual property rights to our products;

•	obtain and maintain necessary regulatory approvals related to the efficacy and safety of our products;

•	develop efficient production facilities meeting all regulatory requirements or enter into arrangements with third parties to manufacture our products on our behalf; and

•	deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these functions.
      Although we are conducting human studies with respect to a number of products, we have limited experience with these activities and may not be successful in developing or commercializing these or other products.

Because clinical trials for our products are expensive and protracted and their outcome is uncertain, we must invest substantial amounts of time and money that may not yield viable products.
      Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any product, we must demonstrate through laboratory, animal and human studies that such product is both effective and safe for use in humans. We will incur substantial additional expense for and devote a significant amount of time to these studies.
      Before a drug may be marketed in the U.S., it must be the subject of rigorous preclinical testing. The results of these studies must be submitted to the FDA as part of an investigational new drug application, which is reviewed by the FDA before clinical testing in humans can begin. The results of preliminary studies do not predict clinical success. A number of potential drugs have shown promising results in early testing but subsequently failed to obtain necessary regulatory approvals. Data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development.
      Completion of clinical trials may take many years. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. The FDA monitors the progress of each phase of testing, and may require the modification, suspension, or termination of a trial if it is determined to present excessive risks to patients. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

•	our inability to manufacture sufficient quantities of materials for use in clinical trials;

•	variability in the number and types of patients available for each study;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	poor or unanticipated effectiveness of products during the clinical trials; or

•	government or regulatory delays.
      To date, data obtained from our clinical trials have been insufficient to demonstrate safety and efficacy under applicable FDA guidelines and are not sufficient to support an application for regulatory approval without further studies. Studies conducted by us or by third parties on our behalf may not demonstrate sufficient effectiveness and safety to obtain the requisite regulatory approvals for these or any other potential products. Based on the results of a human study for a particular product candidate, regulatory authorities may not permit us to undertake any additional clinical trials for that product candidate. The clinical trial process may also be accompanied by substantial delay and expense and there can be no assurance that the data generated in these studies will ultimately be sufficient for marketing approval by the FDA.

We face risks in connection with our ABthrax product in addition to risks generally associated with drug development.
      Our entry into the biodefense field with the development of ABthrax presents risks beyond those associated with the development of our other products. Numerous other companies and governmental agencies, including the U.S. Army, are known to be developing biodefense pharmaceuticals and related products to combat anthrax. These competitors may have financial or other resources greater than ours, and may have easier or preferred access to the likely distribution channels for biodefense products. In addition, since the primary purchaser of biodefense products is the U.S. government and its agencies, the success of ABthrax will depend on government spending policies and pricing restrictions. The funding of government biodefense programs is dependent, in part, on budgetary constraints, political considerations and military developments. Moreover, even if ABthrax is approved by the FDA, the revenues available for the sale of ABthrax could be significantly curtailed by the efforts of government payors to limit the selling price of ABthrax. In the case of the U.S. government, executive or legislative action could attempt to impose production and pricing requirements on us. Moreover, we do not know whether the U.S. government will purchase ABthrax, and if it does, the timing, extent and amount of such purchases.

Because neither we nor any of our collaboration partners have received marketing approval for any product candidate resulting from our research and development efforts, and because we may never be able to obtain any such approval, it is possible that we may not be able to generate any product revenue.
      Neither we nor any of our collaboration partners have completed development of any product based on our genomics research. It is possible that we will not receive FDA marketing approval for any of our product candidates. Although a number of our potential products have entered clinical trials, we cannot assure you that any of these products will receive marketing approval. All the products being developed by our collaboration partners will also require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. In some cases, the length of time that it takes for our collaboration partners to achieve various regulatory approval milestones may affect the payments that we are eligible to receive under our collaboration agreements. We and our collaboration partners may need to successfully address a number of technical challenges in order to complete development of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.
RISKS FROM COLLABORATION RELATIONSHIPS AND STRATEGIC ACQUISITIONS

Our plan to use collaborations to leverage our capabilities and to grow in part through the strategic acquisition of other companies and technologies may not be successful if we are unable to integrate our partners’ capabilities or the acquired companies with our operations or if our partners’ capabilities do not meet our expectations.
      As part of our strategy, we intend to continue to evaluate strategic partnership opportunities and consider acquiring complementary technologies and businesses. In order for our future collaboration efforts to be successful, we must first identify partners whose capabilities complement and integrate well with ours. Technologies to which we gain access may prove ineffective or unsafe. Our partners may prove difficult to work with or less skilled than we originally expected. In addition, any past collaborative successes are no indication of potential future success in this area. In order to achieve the anticipated benefits of an acquisition, we must integrate the acquired company’s business, technology and employees in an efficient and effective manner. The successful combination of companies in a rapidly changing biotechnology and genomics industry may be more difficult to accomplish than in other industries. The combination of two companies requires, among other things, integration of the companies’ respective technologies and research and development efforts. We cannot assure you that this integration will be accomplished smoothly or successfully. The difficulties of integration are increased by the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day operations of the combined companies. The business of the combined companies may also be disrupted by employee retention uncertainty and lack of focus during integration. The inability of management to integrate successfully the operations of the two companies, in particular, to integrate and retain key scientific personnel, or the inability to integrate successfully two technology platforms, could have a material adverse effect on our business, results of operations and financial condition.

Because we depend on our collaboration partners for revenue, we may not become profitable if we cannot increase the revenue from our collaboration partners or other sources.
      We have received all of our revenue from payments made under our collaboration agreements with GlaxoSmithKline and, to a lesser extent, other agreements. The initial research term of the GlaxoSmithKline collaboration agreement and many of our other collaboration agreements expired in 2001. None of these collaboration agreements was renewed. We may not be able to enter into additional collaboration agreements.

We are entitled to certain milestone and royalty payments from the existing collaborators, but may not receive payments if our collaborators fail to:

•	develop marketable products;

•	obtain regulatory approvals for products; or

•	successfully market products based on our research.

If one of our collaborators pursues a product that competes with our products, there could be a conflict of interest and we may not receive the milestone or royalty payments that we expect.
      Each of our collaborators is developing a variety of products, some with other partners. Our collaborators may pursue existing or alternative technologies to develop drugs targeted at the same diseases instead of using our licensed technology to develop products in collaboration with us. Our collaborators may also develop products that are similar to or compete with products they are developing in collaboration with us. If our collaborators pursue these other products instead of our products, we may not receive milestone or royalty payments.
FINANCIAL AND MARKET RISKS

Because of our substantial indebtedness, we may be unable to adjust our strategy to meet changing conditions in the future.
      As of December 31, 2004, we had long-term obligations of approximately $505.1 million. We also had a future guarantee obligation of $175.5 million under the current terms of one facility lease. Our substantial debt and future guarantee will have several important consequences for our future operations. For instance:

•	payments of interest on, and principal of, our indebtedness will be substantial, and may exceed then current revenues and available cash;

•	we may be unable to obtain additional future financing for capital expenditures, acquisitions or general corporate purposes;

•	we may be unable to withstand changing competitive pressures, economic conditions and governmental regulations; and

•	we may be unable to make acquisitions or otherwise take advantage of significant business opportunities that may arise.

We have entered into a facility lease arrangement that is not required to be reflected on our balance sheet but that constitutes a significant financial obligation and possible risks.
      In the second quarter of 2003, we entered into a facility lease with respect to our research and development and administrative facility. Under accounting principles generally accepted in the United States, this lease was treated as an operating lease. In the event we default on our obligation under the lease, we may be responsible for up to $200.0 million of the cost of the facility because of a guarantee we made in connection with the lease. This obligation is not required to be reflected as a liability on our balance sheet, but is described in footnotes to our financial statements. We are required to pledge marketable securities as security for our obligation under the lease and the related documents. As of December 31, 2004, we included approximately $215.2 million of restricted investments on our balance sheet, of which approximately $202.7 million was held as restricted investments providing collateral for our obligation with respect to this facility. We expect that we will include approximately $219.0 million in restricted investments on our balance sheet when the final payments are made with respect to this and other facility obligations. If the value of our pledged investments declines, because of an increase in interest rates or otherwise, we would need to pledge additional investments, which would further reduce our working capital. The rent under this lease is based on a floating interest rate, but the lessors at our request can lock in a fixed interest rate at an interest rate premium. To the extent the lessors do not lock in a fixed interest rate, if interest rates increase, our rent obligation would also increase. The lease has a term of seven years. If we desire to remain in the facility upon lease expiration, we would need to refinance or buy the facility at the financed project cost. We cannot assure you that refinancing will be available on comparable terms, if at all. Further, in the event the facility is sold, we have a guarantee obligation which makes us responsible to the extent that the value of the facility is less than the financed project cost and which reach a maximum guarantee obligation of approximately $175.5 million if the value of the facility declined below approximately 15% of the financed project cost. While we believe that this lease provides a useful financing mechanism for the facility, adverse public perception of such lease arrangements and the associated risks may cause our stock price to decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements” in our Annual Report on Form 10-K for the year ended December 31, 2004.

To pursue our current business strategy and continue developing our products, we are likely to need substantial additional funding in the future. If we do not obtain this funding on acceptable terms, we may not be able to continue to grow our business and generate enough revenue to recover our investment in our product development effort.
      Since inception, we have expended, and will continue to expend, substantial funds to continue our research and development programs. We are likely to need additional financing to fund our operating expenses and capital requirements. We may not be able to obtain additional financing on acceptable terms. If we raise additional funds by issuing equity securities, the new securities may dilute the interests of our existing stockholders or contain restrictive financial covenants.
      Our need for additional funding will depend on many factors, including, without limitation:

•	the amount of revenue, if any, that we are able to obtain from any approved products, and the time and costs required to achieve those revenues;

•	the timing, scope and results of preclinical studies and clinical trials;

•	the size and complexity of our programs;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost of launching our products;

•	the costs of commercializing our products, including marketing, promotional and sales costs;

•	our ability to establish and maintain collaboration partnerships;

•	competing technological and market developments;

•	the costs involved in filing, prosecuting and enforcing patent claims; and

•	scientific progress in our research and development programs.
      If we are unable to raise additional funds, we may, among other things:

•	delay, scale back or eliminate some or all of our research and development programs;

•	delay, scale back or eliminate some or all of our commercialization activities;

•	lose rights under existing licenses;

•	relinquish more of, or all of, our rights to product candidates on less favorable terms than we would otherwise seek; and

•	be unable to operate as a going concern.

Because our stock price has been and will likely continue to be volatile, the market price of our common stock may be lower or more volatile than you expected.
      Our stock price, like the stock prices of other biotechnology companies, has been highly volatile. Since January 1, 2004, the closing price of our common stock has been as low as $8.54 per share and as high as $14.55 per share. The market price of our common stock could fluctuate widely because of:

•	future announcements about our company or our competitors, including the results of testing, technological innovations or new commercial products;

•	negative regulatory actions with respect to our potential products or regulatory approvals with respect to our competitors’ products;

•	changes in government regulations;

•	developments in our relationships with our collaboration partners;

•	developments affecting our collaboration partners;

•	announcements relating to health care reform and reimbursement levels for new drugs, particularly oncology drugs;

•	our failure to acquire or maintain proprietary rights to the gene sequences we discover or the products we develop;

•	litigation; and

•	public concern as to the safety of our products.
      The stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many emerging and biotechnology companies. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may cause the market price of our common stock to be lower or more volatile than you expected.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant, uninsured liabilities.
      We do not carry insurance for all categories of risk that our business may encounter. We currently maintain general liability, property, auto, workers’ compensation, products liability and directors’ and officers’ insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. For example, the premiums for our directors’ and officers’ insurance policy have increased over time, and this type of insurance may not be available on acceptable terms or at all. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.
INTELLECTUAL PROPERTY RISKS

If patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize our discoveries.
      Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the U.S. and other important markets outside the U.S. We expect that litigation or administrative proceedings will likely be necessary to determine the validity and scope of certain of our and others’ proprietary rights. We are currently involved in a number of administrative proceedings relating to the scope of protection of our patents and those of others. Any such litigation or proceeding may result in a significant commitment of resources in the future and could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign our products to avoid infringing the intellectual property rights of third parties, which may be time-consuming or impossible to do. In addition, changes in, or different interpretations of, patent laws in the U.S. and other countries may result in patent laws that allow others to use our discoveries or develop and commercialize our products. We cannot assure you that the patents we obtain or the unpatented technology we hold will afford us significant commercial protection.

If our patent applications do not result in issued patents, our competitors may obtain rights to and commercialize the discoveries we attempted to patent.
      Our pending patent applications, including those covering full-length genes and their corresponding proteins, may not result in the issuance of any patents. Our applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by the Patent and Trademark Office. These proceedings determine the priority of inventions and, thus, the right to a patent for technology in the U.S. We are involved in interference proceedings and may be involved in other interference proceedings in the future. We are also involved in opposition proceedings in connection with foreign patent filings and may be involved in other opposition proceedings in the future.

If others file patent applications or obtain patents similar to ours, then the Patent and Trademark Office may deny our patent applications, or others may restrict the use of our discoveries.
      We are aware that others, including universities and companies working in the biotechnology and pharmaceutical fields, have filed patent applications and have been granted patents in the U.S. and in other countries that cover subject matter potentially useful or necessary to our business. Some of these patents and patent applications claim only specific products or methods of making products, while others claim more general processes or techniques useful in the discovery and manufacture of a variety of products. The risk of third parties obtaining additional patents and filing patent applications will continue to increase as the biotechnology industry expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected products. We believe that there will continue to be significant litigation in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources.

Because issued patents may not fully protect our discoveries, our competitors may be able to commercialize products similar to those covered by our issued patents.
      Issued patents may not provide commercially meaningful protection against competitors and may not provide us with competitive advantages. Other parties may challenge our patents or design around our issued patents or develop products providing effects similar to our products. In addition, others may discover uses for genes, proteins or antibodies other than those uses covered in our patents, and these other uses may be separately patentable. The holder of a patent covering the use of a gene, protein or antibody for which we have a patent claim could exclude us from selling a product for a use covered by its patent.

We rely on our collaboration partners to seek patent protection for the products they develop based on our research.
      A significant portion of our future revenue may be derived from royalty payments from our collaboration partners. These partners face the same patent protection issues that we and other biotechnology firms face. As a result, we cannot assure you that any product developed by our collaboration partners will be patentable, and therefore, revenue from any such product may be limited, which would reduce the amount of any royalty payments. We also rely on our collaboration partners to effectively prosecute their patent applications. Their failure to obtain or protect necessary patents could also result in a loss of royalty revenue to us.

If we are unable to protect our trade secrets, others may be able to use our secrets to compete more effectively.
      We may not be able to meaningfully protect our trade secrets. We rely on trade secret protection to protect our confidential and proprietary information. We believe we have acquired or developed proprietary procedures and materials for the production of proteins. We have not sought patent protection for these procedures. We have developed a substantial database concerning genes we have identified. While we have entered into confidentiality agreements with employees and academic collaborators, we may not be able to prevent their disclosure of these data or materials. Others may independently develop substantially equivalent information and processes.
REGULATORY RISKS

Because we are subject to extensive and changing government regulatory requirements, we may be unable to obtain government approval of our products in a timely manner.
      Regulations in the U.S. and other countries have a significant impact on our research, product development and manufacturing activities and will be a significant factor in the marketing of our products. All of our products will require regulatory approval prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA and similar regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our ability to commercialize our products in a timely manner, or at all.
      Marketing Approvals. Before a product can be marketed and sold, the results of the preclinical and clinical testing must be submitted to the FDA for approval. This submission will be either a new drug application or a biologic license application, depending on the type of drug. In responding to a new drug application or a biologic license application, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. We cannot assure you that any approval required by the FDA will be obtained on a timely basis, or at all.
      In addition, the FDA may condition marketing approval on the conduct of specific post-marketing studies to further evaluate safety and efficacy. Rigorous and extensive FDA regulation of pharmaceutical products continues after approval, particularly with respect to compliance with current good manufacturing practices, or cGMPs, reporting of adverse effects, advertising, promotion and marketing. Discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions, any of which could materially adversely affect our business.
      Foreign Regulation. We must obtain regulatory approval by governmental agencies in other countries prior to commercialization of our products in those countries. Foreign regulatory systems may be just as rigorous, costly and uncertain as in the U.S.

Negative public opinion and increased regulatory scrutiny of gene therapy, genetic testing and genetic research could prevent us from commercializing our products.
      Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we or our suppliers may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our products are unsafe or pose a hazard could prevent us from commercializing our products.

Because we are subject to environmental, health and safety laws, we may be unable to conduct our business in the most advantageous manner.
      We are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances used in connection with our research, including radioactive compounds and infectious disease agents. We also cannot accurately predict the extent of regulations that might result from any future legislative or administrative action. Any of these laws or regulations could cause us to incur additional expense or restrict our operations.
OTHER RISKS RELATED TO OUR BUSINESS

Many of our competitors have substantially greater capabilities and resources and may be able to develop and commercialize products before we do.
      We face intense competition from a wide range of pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies.
      Principal competitive factors in our industry include:

•	the quality and breadth of an organization’s technology;

•	the skill of an organization’s employees and its ability to recruit and retain skilled employees;

•	an organization’s intellectual property estate;

•	the range of capabilities, from target identification and validation to drug discovery and development to manufacturing and marketing; and

•	the availability of substantial capital resources to fund discovery, development and commercialization activities.
      Many large pharmaceutical and biotechnology companies have significantly larger intellectual property estates than we do, more substantial capital resources than we have, and greater capabilities and experience than we do in preclinical and clinical development, sales, marketing, manufacturing and regulatory affairs.
      We are aware of products in research or development by our competitors that address all of the diseases we are targeting. Any of these products may compete with our product candidates. Our competitors may succeed in developing their products before we do, obtaining approvals from the FDA or other regulatory agencies for their products more rapidly than we do, or developing products that are more effective than our products. These products or technologies might render our technology or drugs under development obsolete or noncompetitive. In addition, our fusion protein products are designed to be longer-acting versions of existing products. The existing product in many cases has an established market that may make the introduction of our product more difficult.

If we lose or are unable to attract key management or other personnel, we may experience delays in product development.
      We depend on our senior executive officers as well as key scientific and other personnel. If any key employee decides to terminate his or her employment with us, this termination could delay the commercialization of our products or prevent us from becoming profitable. Further, we have not purchased key-man life insurance on any of our executive officers or key personnel, and therefore may not have adequate funds to find acceptable replacements for them. Competition for qualified employees is intense among pharmaceutical and biotechnology companies, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could hinder our ability to complete human studies successfully and develop marketable products.

If the health care system or reimbursement policies change, the prices of our potential products may be lower than expected and our potential sales may decline.
      The levels of revenues and profitability of biopharmaceutical companies like ours may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the U.S. there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. While we cannot predict whether any legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability. In addition, in the U.S. and elsewhere, sales of therapeutic and other pharmaceutical products depend in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

We may be unable successfully to establish a manufacturing capability and may be unable to obtain required quantities of our products economically.
      We do not manufacture any products for commercial use and do not have any experience in manufacturing materials suitable for commercial use. We currently are having facilities constructed to establish additional manufacturing capabilities to allow us to meet our increasing clinical development needs and future commercial manufacturing requirements. The FDA must inspect and license these facilities to determine compliance with cGMP requirements for commercial production. We may not be able successfully to establish manufacturing capabilities or manufacture our products economically or in compliance with cGMPs and other regulatory requirements.
      While we are expanding our manufacturing capabilities, we have contracted and may in the future contract with third party manufacturers or develop products with collaboration partners and use the collaboration partners’ manufacturing capabilities. If we use others to manufacture our products, we will depend on those parties to comply with cGMPs, and other regulatory requirements and to deliver materials on a timely basis. These parties may not perform adequately. Any failures by these third parties may delay our development of products or the submission of these products for regulatory approval.

Because we currently have only a limited marketing capability, we may be unable to commercialize our products.
      We do not have any marketed products. If we develop products that can be marketed, we intend to market the products either independently or together with collaborators or strategic partners. GlaxoSmithKline and others have co-marketing rights with respect to certain of our products. If we decide to market any products independently, we will incur significant additional expenditures and commit significant additional management resources to establish a sales force. For any products that we market together with partners, we will rely, in whole or in part, on the marketing capabilities of those parties. We may also contract with third parties to market certain of our products. Ultimately, we and our partners may not be successful in marketing our products.

Because we depend on third parties to conduct some of our laboratory testing and human studies, we may encounter delays in or lose some control over our efforts to develop products.
      We are dependent on third-party research organizations to design and conduct some of our laboratory testing and human studies. If we are unable to obtain any necessary testing services on acceptable terms, we may not complete our product development efforts in a timely manner. If we rely on third parties for laboratory testing and human studies, we may lose some control over these activities and become too dependent upon these parties. These third parties may not complete testing activities on schedule or when we request.

Our certificate of incorporation, bylaws and rights plan could discourage acquisition proposals, delay a change in control or prevent transactions that are in your best interests.
      Provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, may discourage, delay or prevent a change in control of our company that you as a stockholder may consider favorable and may be against your best interest. We have also adopted a rights plan, or “poison pill,” that may discourage, delay or prevent a change in control. Our certificate of incorporation and bylaws contain provisions that:

•	authorize the issuance of up to 20,000,000 shares of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and discourage a takeover attempt;

•	classify the directors of our board with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•	limit who may call special meetings of stockholders; and

•	establish advance notice requirements for nomination of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
      This prospectus, any prospectus supplement and the documents we incorporate by reference contain forward-looking statements. We generally identify forward-looking statements using words like “believe,” “intend,” “expect,” “may,” “should,” “plan,” “project,” “contemplate,” “anticipate” or similar statements. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results may differ significantly from the results discussed in these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.
ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

•	shares of our common stock;

•	shares of our preferred stock;

•	our debt securities; or

•	warrants to purchase our common stock, preferred stock or debt securities.
      The total offering price of these securities will not exceed $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. We may also add, update or change information contained in this prospectus with the prospectus supplement.
      We will sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. We will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

RATIO OF EARNINGS TO FIXED CHARGES
      We present below the ratio of our earnings to our fixed charges. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.

	For the Years Ended December 31,

	2004	2003	2002	2001	2000	1999

	(in thousands)
Deficiency of earnings available to cover fixed charges(1)	(242,898)	(185,324)	(219,716)	(117,152)	(235,331)	(41,944)

(1)	Our coverage deficiency for 2002 includes charges aggregating $46,396 arising from an impairment charge relating to our investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively. Our coverage deficiency for 2001 includes charges aggregating $26,208 arising from an impairment charge relating to our investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively. Our coverage deficiency for 2000 includes charges aggregating $184,868 arising from purchased in-process research and development and debt conversion expenses of $134,050 and $50,818, respectively. The ratios above exclude residual value guarantees on two facility leases aggregating up to $240,100.
USE OF PROCEEDS
      Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment or refinancing of indebtedness or the acquisition of complementary products or companies.
      When we offer a particular series of securities, we will describe the intended use of the net proceeds from that offering in a prospectus supplement.
      The actual amount of net proceeds we spend on a particular use will depend on many factors, including:

•	our future revenue growth, if any;

•	our future capital expenditures; and

•	the amount of cash required by our operations.
      Many of these factors are beyond our control. Therefore, we will retain broad discretion in the use of the net proceeds.
SECURITIES WE MAY OFFER
      We may offer shares of common stock, shares of preferred stock, debt securities or warrants to purchase common stock, preferred stock or debt securities, or any combination of the foregoing, either individually or as units consisting of one or more securities. We may offer up to $400,000,000 of securities under this prospectus. If securities are offered as units, we will describe the terms of the units in a prospectus supplement.
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK
      We describe below the common stock and preferred stock we may offer under this prospectus. The terms we summarize below will apply generally to any future common stock or preferred stock that we may offer. We will describe the particular terms of these securities in more detail in a prospectus supplement.

Common Stock
      We are authorized to issue 400,000,000 shares of common stock, of which 130,618,047 shares were issued and outstanding as of January 31, 2005. Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. After the payment of liquidation preferences to holders of any outstanding preferred stock, holders of our common stock are entitled to receive, on a pro rata basis, all of our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Holders of our common stock do not have any preemptive right to subscribe or purchase additional shares of any class of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
      Our certificate of incorporation allows us to issue, without stockholder approval, preferred stock having rights senior to those of our common stock. Our board is authorized, without further stockholder approval, to issue up to 20,000,000 shares of preferred stock, of which no shares are currently issued and outstanding, in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	terms of redemption; and

•	liquidation preferences.
      Our board of directors may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of junior participating preferred stock. See “— Rights Agreement.”
      We will fix the rights, preferences, privileges and restrictions of the preferred stock of each series by a certificate of designation relating to each series. We will specify the terms of the preferred stock in a prospectus supplement, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends will be paid, if any;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the voting rights, if any, on the shares of the series; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.
      We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. We urge you to read the applicable certificate of designation and the description in the prospectus supplement. We will describe the in the prospectus supplement the U.S. federal income tax consequences relating to the preferred stock.
      Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.
Possible Anti-Takeover Effects
      Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of our company other than through negotiation with our board of directors. These provisions could discourage attempts to acquire us or remove our management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in our stockholders’ receiving a premium over the market price of their shares of our common stock.
      Classified Board of Directors; Removal, Vacancies. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors in a relatively short period of time. Under Delaware law, our directors may be removed only for cause. In addition, vacancies and newly created directorships resulting from any increase in the size of our board of directors may be filled only by the affirmative vote of a majority of the directors then in office, a quorum or by a sole remaining director. These provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
      Special Stockholders’ Meetings. Our certificate of incorporation and bylaws provide that special meetings of stockholders, unless otherwise required by statute, may be called only:
      by the board of directors or by our chairman or president; or

by the holders of at least majority of our securities outstanding and entitled to vote generally in the election of directors.
      Section 203 of Delaware Law. In addition to these provisions of our certificate of incorporation and bylaws, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of our company or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.
Rights Agreement
      Our board of directors has adopted a rights plan. As a result, we issued one preferred share purchase right for each outstanding share of common stock. One preferred share purchase right will be issued for each additional share of common stock that we issue, including shares issuable upon conversion of the notes. The rights become exercisable ten days after a person or group acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock or commences or announces a tender or exchange offer which would result in such ownership. Each right that becomes exercisable entitles the registered holder to purchase one four-thousandth of a share of our junior participating preferred stock, par value $.01 per share, at a price of $62.50 per one four-thousandth of a share, subject to adjustment.

      If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock, each right not owned by such person would permit the purchase, for the exercise price, of common stock having a market value of twice the exercise price.
      The rights expire on May 20, 2008, unless earlier redeemed or exchanged by us. The purchase price payable and the shares of preferred stock issuable upon exercise of the rights are subject to adjustment as described in the rights agreement. In addition, our board of directors retains the authority to redeem, at $0.001 per right, or replace the rights with new rights at any time. Our board of directors may not redeem the rights after a person or group acquires 15% or more of our outstanding common stock.
      Shares of this preferred stock, when issued upon exercise of the rights, will be non-redeemable and will rank junior to all series of any other class of preferred stock. Each share of this preferred stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $250.00 per share or 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of this preferred stock will be entitled to a preferential liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made per share of common stock. Each share of this preferred stock will entitle the holder to 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of this preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are subject to anti-dilution adjustments.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.
DESCRIPTION OF DEBT SECURITIES
      We may offer any combination of senior debt securities or subordinated debt securities. Debt securities are unsecured obligations to repay advanced funds. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. We filed the form for each type of indenture as an exhibit to the registration statement of which this prospectus is a part.
      We will describe the particular terms of any debt securities we may offer in a prospectus supplement. The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures and the description of the debt securities included in the prospectus supplement.
General
      We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless the prospectus supplement indicates otherwise, senior debt securities will be unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. We will make payment on our subordinated debt securities only if we have made all payments due under our senior indebtedness, including any outstanding senior debt securities.
      The indentures might not limit the amount of other debt that we may incur and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

      We will describe the debt securities and the price or prices at which we will offer the debt securities in a prospectus supplement. We will describe:

•	the title and form of the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the person to whom any interest on a debt security of the series will be paid;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	if applicable, the duration and terms of the right to extend interest payment periods;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which we may redeem any debt security, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

•	the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

•	if applicable, that the debt securities are defeasible and the terms of such defeasance;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the depositary and terms for the global securities;

•	the subordination provisions that will apply to any subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable; and

•	any addition to or change in the covenants in the indentures.
      We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if maturity is accelerated. We will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default in the prospectus supplement. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights
      If applicable, we will describe the terms on which you may convert debt securities into or exchange them for common stock or other securities or property in the prospectus supplement. The conversion or exchange may be mandatory or may be at your option. We will describe how to calculate the number of shares of common stock or other securities or property that you will receive upon conversion or exchange.
Subordination of Subordinated Debt Securities
      We will pay the indebtedness underlying the subordinated debt securities if we have made all payments due under our senior indebtedness, including any outstanding senior debt securities. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. If an event of default accelerates the subordinated debt securities, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.
      If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.
Form, Exchange and Transfer
      We will issue debt securities only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.
      Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place in which we will pay on debt securities.
      If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.
Global Securities
      The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series. We will deposit each global security with a depositary or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

      No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee or successor of the depositary unless:

•	the depositary is unwilling or unable to continue as depositary; or

•	the depository is no longer in good standing under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or other applicable statute or regulation.
      The depositary will determine how all securities issued in exchange for a global security will be registered.
      As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.
      Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Your ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.
      The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the trustee will assume no responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.
Payment and Paying Agents
      Unless we indicate otherwise, we will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.
      Unless we indicate otherwise, we will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless we indicate otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.
      We will name any other paying agents for the debt securities of a particular series in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.
      The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.
Consolidation, Merger and Sale of Assets
      Under the terms of the indentures, so long as any securities remain outstanding, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor assumes our obligations under the debt securities and the indentures; and

•	we meet the other conditions described in the indentures.
Events of Default
      Each of the following will constitute an event of default under each indenture:

•	our failure to pay the principal of or any premium on any debt security when due;

•	our failure to pay any interest on any debt security when due, for more than a specified number of days past the due date;

•	our failure to deposit any sinking fund payment when due;

•	our failure to perform any covenant or agreement in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

•	certain events of our bankruptcy, insolvency or reorganization; and

•	any other event of default specified in the prospectus supplement.
      If an event of default occurs and continues, both the trustee and holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.
      Except for certain duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.
      No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request upon the trustee, and have offered reasonable indemnity to the trustee, to institute the proceeding; and

•	the trustee has failed to institute the proceeding for a specified period of time after its receipt of the notification; and

•	the trustee has not received a direction inconsistent with the request within a specified number of days.

Modification and Waiver
      We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.
      In addition, under the indentures, we and the trustee may change the rights of holders of a series of notes with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption, of any debt securities; or

•	reducing the percentage of debt securities the holders of which are required to consent to any amendment.
      The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.
      Except in certain limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In certain limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.
Defeasance
      We may apply the provisions in the indentures relating to defeasance and discharge of indebtedness, or to defeasance of certain restrictive covenants, to the debt securities of any series. The indentures provide that, upon satisfaction of the requirements described below, we may terminate all of our obligations under the debt securities of any series and the applicable indenture, known as legal defeasance, other than our obligation:

•	to maintain a registrar and paying agents and hold moneys for payment in trust;

•	to register the transfer or exchange of the notes; and

•	to replace mutilated, destroyed, lost or stolen notes.
      In addition, we may terminate our obligation to comply with any restrictive covenants under the debt securities of any series or the applicable indenture, known as covenant defeasance.
      We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.
      To exercise either defeasance option as to debt securities of any series, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the U.S. that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the debt securities. We may establish this trust only if:

•	no event of default has occurred and continues to occur;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

•	we satisfy other customary conditions precedent described in the applicable indenture.
Notices
      We will mail notices to holders of debt securities as indicated in the prospectus supplement.
Title
      We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.
Governing Law
      The indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.
DESCRIPTION OF WARRANTS
Warrant to Purchase Common Stock or Preferred Stock
      The following summarizes the terms of common stock warrants and preferred stock warrants we may issue. We urge you to read the detailed provisions of the stock warrant agreement that we will enter into with a stock warrant agent we select at the time of issue.
      General. We may issue stock warrants evidenced by stock warrant certificates under a stock warrant agreement independently or together with any securities we offer by any prospectus supplement. If we offer stock warrants, we will describe the terms of the stock warrants in a prospectus supplement, including:

•	the offering price, if any;

•	the number of shares of common or preferred stock purchasable upon exercise of one stock warrant and the initial price at which the shares may be purchased upon exercise;

•	if applicable, the designation and terms of the preferred stock purchasable upon exercise of the stock warrants;

•	the dates on which the right to exercise the stock warrants begins and expires;

•	U.S. federal income tax consequences;

•	call provisions, if any;

•	the currencies in which the offering price and exercise price are payable; and

•	if applicable, any antidilution provisions.
      Exercise of Stock Warrants. You may exercise stock warrants by surrendering to the stock warrant agent the stock warrant certificate, which indicates your election to exercise all or a portion of the stock warrants evidenced by the certificate. You must pay the exercise price by cash or check when you surrender your stock warrant certificate. The stock warrant agent will deliver certificates evidencing duly exercised stock warrants to the transfer agent. Upon receipt of the certificates, the transfer agent will deliver a certificate representing the number of shares of common stock or preferred stock purchased. If you exercise fewer than all the stock warrants evidenced by any certificate, the stock warrant agent will deliver a new stock warrant certificate representing the unexercised stock warrants.
      No Rights as Stockholders. Holders of stock warrants are not entitled to vote, to consent, to receive dividends or to receive notice as stockholders with respect to any meeting of stockholders, or to exercise any rights whatsoever as stockholders.
Warrants to Purchase Debt Securities
      The following summarizes the terms of the debt warrants we may offer. We urge you to read the detailed provisions of the debt warrant agreement that we will enter into with a debt warrant agent we select at the time of issue.
      General. We may issue debt warrants evidenced by debt warrant certificates independently or together with any securities offered by any prospectus supplement. If we offer debt warrants, we will describe the terms of the warrants in a prospectus supplement, including:

•	the offering price, if any;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants and the terms of the indenture under which the debt securities will be issued;

•	if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

•	if applicable, the date on and after which the debt warrants and any related securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of one debt warrant and the price at which the principal amount of debt securities may be purchased upon exercise;

•	the dates on which the right to exercise the debt warrants begins and expires;

•	U.S. federal income tax consequences;

•	whether the warrants represented by the debt warrant certificates will be issued in registered or bearer form;

•	the currencies in which the offering price and exercise price are payable; and

•	if applicable, any antidilution provisions.
      You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may present debt warrant certificates for registration of transfer at the corporate trust office of the debt warrant agent, which we will list in the prospectus supplement. You will not have any of the rights of holders of debt securities, except to the extent that the consent of warrantholders may be required for certain modifications of the terms of an indenture or form of the debt security and the series of debt securities issuable upon exercise of the debt warrants. In addition, you will not receive payments of principal of and interest, if any, on the debt securities unless you exercise your debt warrant.

      Exercise of Debt Warrants. You may exercise debt warrants by surrendering to the debt warrant agent the debt warrant certificate, with payment in full of the exercise price. Upon the exercise of debt warrants, the debt warrant agent will, as soon as practicable, deliver to you the debt securities in authorized denominations in accordance with your instructions and at your sole cost and risk. If you exercise fewer than all the debt warrants evidenced by any debt warrant certificate, the agent will deliver to you a new debt warrant certificate representing the unexercised debt warrants.
PLAN OF DISTRIBUTION
      We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. We will describe the terms of the offering of the securities in a prospectus supplement, including:

•	the name or names of any underwriters, if any;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.
      Only underwriters we name in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.
      If we use underwriters in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.
      We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.
      We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.
      We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.
      All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.
      We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).
LEGAL MATTERS
      DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland, will provide us with an opinion as to legal matters in connection with the securities we are offering.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-22962. You may read and copy the registration statement and any other document we file at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is listed on the Nasdaq National Market under the symbol “HGSI.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.
INCORPORATION BY REFERENCE
      The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference any filings we make with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. We also incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2004; and

•	Description of Common Stock contained in Form 8-A filed pursuant to the Exchange Act.
      We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 14200 Shady Grove Road, Rockville, Maryland 20850-7464, (301) 309-8504, Attention: Senior Vice President and Chief Financial Officer. See “Where You Can Find More Information” for other ways to obtain these documents.

      We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

14.	Other Expenses of Issuance and Distribution
      The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by Human Genome Sciences, Inc. All of the amounts shown are estimated except the SEC registration fee.

Securities and Exchange Commission registration fee	$40,587
Transfer agent’s and trustee’s fees and expenses	25,000
Printing and engraving expenses	50,000
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
Miscellaneous expenses	59,413

Total	$250,000

15.	Indemnification of Officers and Directors
      Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Registrant’s Bylaws include provisions to require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.
      At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

16.	Exhibits
      A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

17.	Undertakings
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference into the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) or Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on the 21st day of March, 2005.

HUMAN GENOME SCIENCES, INC.

By:	/s/ H. Thomas Watkins

H. Thomas Watkins
Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints H. Thomas Watkins and Craig Rosen, Ph.D., and each of them acting alone, his or her true and lawful attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Name	Title	Date

/s/ H. Thomas Watkins H. Thomas Watkins	Chief Executive Officer and Director (Principal Executive Officer)	March 21, 2005

/s/ Craig A. Rosen, Ph.D. Craig A. Rosen, Ph.D.	President, Chief Operating Officer and Director	March 21, 2005

/s/ Steven C. Mayer Steven C. Mayer	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	March 21, 2005

/s/ Argeris N. Karabelas, Ph.D. Argeris N. Karabelas, Ph.D.	Chairman of the Board and Director	March 21, 2005

/s/ Jürgen Drews, M.D. Jürgen Drews, M.D.	Director	March 21, 2005

/s/ Max Link, Ph.D. Max Link, Ph.D.	Director	March 21, 2005

/s/ Betsy Atkins Betsy Atkins	Director	March 21, 2005

Richard J. Danzig	Director

/s/ Kathryn E. Falberg Kathryn E. Falberg	Director	March 21, 2005

/s/ Augustine Lawlor Augustine Lawlor	Director	March 21, 2005

/s/ William D. Young William D. Young	Director	March 21, 2005

Exhibit Index

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement Basic Terms
3	.1**	Certificate of Incorporation of the Registrant
3	.2***	Bylaws of the Registrant
4	.1****	Rights Agreement between the Registrant and American Stock Transfer & Trust Company, as Rights Agent, dated as of May 20, 1998
4	.2*	Form of Common Stock Certificate
4	.3*	Form of Senior Indenture
4	.4*	Form of Subordinated Indenture
4	.5†	Form of Warrant
4	.6†	Form of Certificate of Designation with respect to Preferred Stock
5.1		Opinion of DLA Piper Rudnick Gray Cary US LLP
12	.1††	Statement of Computation of Ratio of Earnings to Fixed Charges
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (included on signature page)
25	.1†	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended

†	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

*	Incorporated by Reference to the Registrant’s Registration Statement on Form S-3 (No. 333-45272).

**	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1993, Annual Report on Form 10-K/ A for the year ended December 31, 1997, and Current Report on Form 8-K filed with the SEC on December 16, 1999.

***	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the three months ended June 30, 2000.

****	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on May 28, 1998.

††	Incorporated by Reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004.